Will H. Cai

+852 3758 1210

wcai@cooley.com

May 30, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Gus Rodriguez Mr. Mark Wojciechowski Mr. Michael Purcell Ms. Karina Dorin

Re:	PS International Group Ltd. Amendment No. 2 to Draft Registration Statement on Form F-4 Submitted May 9, 2024 CIK No. 0001997201

Ladies and Gentlemen:

On behalf of our client, PS International Group Ltd. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated May 17, 2024, relating to the Amendment No. 2 to Draft Registration Statement on Form F-4 (the “DRS/A”). In response to the Comments, the Company has revised the DRS/A and is publicly filing its registration statement on Form F-4 (the “Registration Statement”) and certain exhibits via EDGAR with this response letter.

Page references in this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form F-4

Cover Page

1.	We note your revised disclosure in response to prior comment 1. Please expand your disclosure to quantify the dividends paid to shareholders in November 2023.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 37 of the Registration Statement.

2.	You disclose that almost all of PSI’s operations are located in Hong Kong. Please revise your disclosure to clarify whether any of PSI’s operations are located within mainland China.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page, pages 40 and 64 and elsewhere of the Registration Statement to clarify that all of PSI’s operations are located in Hong Kong. In addition, the Company confirms that none of PSI’s operations are located within Mainland China.

May 30, 2024

Summary of Risk Factor, page 37

3.	We note your response to prior comment 4 and reissue the comment. Please revise to include cross-references to the more detailed discussion of each of these risks in the prospectus.

In response to the Staff’s comment, the Company has revised the disclosure on pages 37 through 46 of the Registration Statement.

Risk Factors

Risks Related to AIB and the Business Combination

Nasdaq may delist AIB’s securities from trading on its exchange prior to the Business Combination..., page 75

4.	We note your disclosure on page 76 that on May 7, 2024 AIB received a written notice from the Panel indicating that the Panel had decided to delist AIB’s securities from Nasdaq and trading of AIB securities was suspended at the open of trading on May 9, 2024. Please revise your disclosure throughout the proxy statement/prospectus to reflect that AIB’s securities have been delisted from Nasdaq and the risks and impacts this has on holders of your securities, including the obligations of PSI and Pubco. For example, we note that the business combination agreement may be terminated by PSI if AIB’s ordinary shares have become delisted from Nasdaq and are not relisted within 60 days.

In response to the Staff’s comment, the Company has revised the disclosure on cover page, pages 26, 42, 81, 82, 83 and 171 of the Registration Statement.

Enforceability of Civil Liabilities, page 254

5.	We note your disclosure that all of your directors and executive officers are nationals and/or residents of countries other than the United States. Please revise your disclosure to identify the relevant individuals who are located in Hong Kong or the PRC.

In response to the Staff’s comment, the Company has revised the disclosure on page 260 of the Registration Statement to identify such individuals.

Annex D, page D-1

6.	Your response to prior comment 10 states that you have filed the complete final opinion delivered to the AIB Board. However, the cover page to the Fairness Opinion included as Annex D indicates that it is a draft. Please advise or revise.

In response to the Staff’s comment, the Company has revised the cover page to the Fairness Opinion included as Annex D.

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Cooley HK 35th Floor Two Exchange Square 8 Connaught Place Central Hong Kong

T: +852 3758 1200 F:+852 3014 7818 cooley.com

May 30, 2024

If you have any questions regarding the response letter, please contact the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/Will H. Cai
Will H. Cai

cc:	Yee Kit Chan, Chairman of the Board and Director, PSI Group Holdings Ltd
Hok Wai Alex Ko, Chief Executive Officer and Director, PSI Group Holdings Ltd
Chun Kit Tsui, Chief Financial Officer, PSI Group Holdings Ltd
Eric Chen, Chief Executive Officer, AIB Acquisition Corporation
Barry I. Grossman, Esq., Partner, Ellenoff Grossman & Schole LLP
Jessica Yuan, Esq., Partner, Ellenoff Grossman & Schole LLP